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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )1

K-Tron International, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
482730108
(CUSIP Number)
Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 6 pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482730108	Page	2	of	6

1	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward B. Cloues, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER 229,360 shares*

NUMBER OF		*Includes 93,710 shares underlying options presently exercisable, 8,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until April 14, 2008, 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 13, 2009 and 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 5, 2010.

SHARES	8	SHARED VOTING POWER 59,020 shares
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 229,360 shares*
REPORTING
PERSON WITH		*Includes 93,710 shares underlying options presently exercisable, 8,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until April 14, 2008, 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 13, 2009 and 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 5, 2010.

	10	SHARED DISPOSITIVE POWER

59,020 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,380 shares*

*Includes 93,710 shares underlying options presently exercisable, 8,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until April 14, 2008, 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 13, 2009 and 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 5, 2010.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.1%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 482730108	SCHEDULE 13D/A	Page 3 of 6

Item 1.	Security and Issuer.
               This statement relates to the common stock, $.01 par value (the “Common Stock”), of K-Tron International, Inc., a New Jersey corporation (the “Issuer”). The principal executive offices of the Issuer are located at Routes 55 & 553, Pitman, New Jersey 08071-0888.

Item 2.	Identity and Background.
               (a) This statement is being filed by Edward B. Cloues, II (the “Filing Person”).
               (b) The principal business address of the Filing Person is Routes 55 & 553, Pitman, New Jersey 08071-0888.
               (c) The present principal occupation of the Filing Person is Chairman of the Board and Chief Executive Officer of the Issuer.
               (d) During the last five years, the Filing Person has not been convicted in a criminal proceeding.
               (e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
               (f) The Filing Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
               On July 20, 2001, the Filing Person received a stock option grant from the Issuer to purchase 40,000 shares of Common Stock (the “Grant”) at an exercise price of $12.20 per share. Pursuant to the terms of the Grant, on July 19, 2006, the option to purchase 40,000 shares of Common Stock fully vested. The Grant expires on July 19, 2011.

Item 4.	Purpose of Transaction.
               The Filing Person was Chairman of the Board and Chief Executive Officer of the Issuer prior to the vesting of the stock options described in Item 5(c), and continues to serve in those capacities. Prior to the vesting of the Grant, the Filing Person held 121,650 shares of Common Stock in his own name (as well as options to purchase 53,710 shares of Common Stock that are presently exercisable, 8,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until April 14, 2008, 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 13, 2009 and 3,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until May 5, 2010) and held indirect beneficial ownership in 59,020 shares of Common Stock through the Asset Management Durable General Power of Attorney of Jan W. Beebe, dated June 28, 2001. Following the vesting of the Grant, the Filing Person now holds options to purchase 93,710 shares of Common Stock that are presently exercisable in his own name. The Filing Person may acquire additional securities of the Issuer directly or may, in the future, dispose of the securities he holds directly and indirectly. Except as set forth above, the Filing

CUSIP No. 482730108	SCHEDULE 13D/A	Page 4 of 6
Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer.
               (a) The Filing Person beneficially owns 288,380 shares of the Common Stock, including 93,710 shares underlying stock options presently exercisable, 14,000 shares subject to restricted stock grants and 59,020 shares for which the Filing Person holds a power of attorney, which constitute 11.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D).
               (b) The Filing Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 229,360 shares reported herein and shared power to vote or direct the vote and to dispose or direct the disposition of 59,020 shares reported herein. Power to vote and dispose of 59,020 shares is shared with Jan W. Beebe whose address is 777 North Post Oak Road, Suite 439, Houston, Texas 77024. Mrs. Beebe is retired and is a citizen of the United States. During the last five years, Mrs. Beebe has not been convicted in a criminal proceeding. In addition, during the last five years, Mrs. Beebe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Filing Person is not related to Mrs. Beebe.
               (c) On July 20, 2001, the Filing Person received a stock option grant from the Issuer to purchase 40,000 shares of Common Stock at an exercise price of $12.20 per share. Pursuant to the terms of the Grant, on July 19, 2006, the option to purchase 40,000 shares of Common Stock fully vested. The Grant expires on July 19, 2011.
               (d) Not applicable.
               (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
               The Filing Person has been appointed Attorney-in-Fact by Jan W. Beebe (“Beebe”) pursuant to an Asset Management Durable General Power of Attorney dated June 28, 2001 (the “Beebe Power of Attorney”). Under the Beebe Power of Attorney, the Filing Person is authorized to transact all of Beebe’s business and manage all of Beebe’s property and affairs, including: taking custody of Beebe’s stocks; selling, surrendering or exchanging any such stocks; signing and delivering assignments or stock powers and other documents required for sale, assignment, surrender or exchange; purchasing stocks; providing instructions regarding the registration of stock and the mailing of dividends; representing Beebe at shareholders’ meetings and voting proxies on Beebe’s behalf; and generally handling or managing Beebe’s investments. Beebe shares the above powers with the Filing Person. Beebe currently holds 59,020 shares of Common Stock. As a result of the Beebe Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 59,020 shares of Common Stock held by Beebe.

CUSIP No. 482730108	SCHEDULE 13D/A	Page 5 of 6
               Unless earlier revoked, the Beebe Power of Attorney terminates at the death of the principal. The Filing Person will hold the power granted under the Beebe Power of Attorney until such termination or until a successor agent is appointed.

Item 7.	Material to be Filed as Exhibits.

99.1	Asset Management Durable General Power of Attorney of Jan W. Beebe, dated June 28, 2001. (Incorporated by reference herein from the 13D filed on July 27, 2001.)

*	Filed herewith.

CUSIP No. 482730108	SCHEDULE 13D/A	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2006

(Date)

/s/ Edward B. Cloues, II

(Signature)

Edward B. Cloues, II

(Name / Title)